EXHIBIT 2

Leon Cooperman Supports ADP in Fast Money Interview
On Tuesday, October 24, Leon Cooperman, chairman and CEO of Omega Advisors, appeared on CNBC in support of ADP in the ongoing proxy contest with Pershing Square. Cooperman discussed the proxy contest with Scott Wapner on the Fast Money Halftime Report. You can see the video here.

ADPWorks Leon Cooperman Supports ADP in Fast Money Interview